EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	Six months ended
		Year ended December 31,
	June 30, 2018	2017	2016	2015	2014	2013
Earnings:
Pretax (loss) income from continuing operations before income or loss from equity
investees, noncontrolling interests and preferred dividends	$(442)	$1,551	$1,824	$1,600	$1,443	$1,399
Add:
Combined fixed charges and preferred stock dividends
for purpose of ratio (from below)	680	812	706	681	640	628
Amortization of capitalized interest(1)	—	—	—	—	—	—
Distributed income of equity investees	24	39	53	83	61	51
Pretax losses of equity investees for which charges arising from
guarantees are included in fixed charges	—	—	—	—	—	—
Less:
Interest capitalized	35	69	90	69	40	23
Preference security dividend requirements(2)	101	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries(2)	1	6	2	2	1	6
Noncontrolling interest in pretax income of subsidiaries that have
not incurred fixed charges	—	—	—	—	—	—
Total earnings for purpose of ratio	$125	$2,327	$2,491	$2,293	$2,103	$2,049

Fixed charges:
Interest expensed and capitalized and amortization of premiums,
discounts and capitalized expenses related to indebtedness(1)	$576	$803	$701	$677	$636	$620
Estimate of interest within rental expense	2	3	3	2	3	2
Preference security dividend requirements of consolidated subsidiaries(2)	1	6	2	2	1	6
Total fixed charges for purpose of ratio	579	812	706	681	640	628
Preference security dividend requirements(2)	101	—	—	—	—	—
Combined fixed charges and preferred stock dividends
for purpose of ratio	$680	$812	$706	$681	$640	$628

Ratio of earnings to fixed charges(3)	—	2.87	3.53	3.37	3.29	3.26

Ratio of earnings to combined fixed charges and preferred stock dividends(3)	—	2.87	3.53	3.37	3.29	3.26

(1)
In computing these ratios, our public utilities that follow FASB ASC Topic 980, Regulated Operations, do not add amortization of capitalized interest in determining Earnings or reduce Fixed Charges by allowance for funds used during construction.

(2)
In computing these ratios, “Preference security dividend requirements” and “Preference security dividend requirements of consolidated subsidiaries” represent the pretax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.

(3)
In the six months ended June 30, 2018, we incurred losses from operations and as a result, our earnings were insufficient to cover our fixed charges by $454 million and our combined fixed charges by $555 million.